PROSPECTUS SUPPLEMENT                    FILED PURSUANT TO RULE 424(b)(3)
DATED DECEMBER 4, 1997

TO PROSPECTUS DATED OCTOBER 10, 1997     REGISTRATION NO. 333-19357

                             THOUSAND TRAILS, INC.

          $26,524,745 SENIOR SUBORDINATED PAY-IN-KIND NOTES DUE 2003

   This Prospectus Supplement (this "Supplement") contains summary financial information for Thousand Trails, Inc., a Delaware corporation (the "Company") for the first quarter of fiscal 1998, which ended September 30, 1997. This Supplement should be read in conjunction with the Prospectus dated October 10, 1997 (the "Prospectus"), to be delivered with this Supplement. All capitalized terms used but not defined in this Supplement shall have the meanings given to them in the Prospectus.

   The Company reported net income of $6.0 million or $.72 per share on revenues of $23.3 million for the first quarter of fiscal 1998, which ended September 30, 1997. This compares with net income of $1.6 million or $.23 per share on revenues of $22.4 million for the same quarter last year, as restated.

   A summary of the Company's financial results is set forth below (in millions except for per share data):

                                              For the Three Months Ended
                                                    September 30,
                                           --------------------------------
                                                1997              1996
                                           --------------    --------------
                                                      (Unaudited)
                                                               (Restated)
STATEMENT OF OPERATIONS DATA
Total revenues                             $         23.3    $         22.4
Total expenses                                      (17.1)            (20.7)
Income tax provision                                  (.2)              (.1)
                                           --------------    --------------
Net income                                 $          6.0    $          1.6
                                           ==============    ==============

Net income per share                       $         0.72    $         0.23
                                           ==============    ==============

Weighted average shares                               8.3               6.8
                                           ==============    ==============

OPERATING INCOME DATA
Campground Operations:
Membership dues                            $          9.7    $          9.9
Other revenues                                        6.2               5.9
Cost of other revenues                               (2.7)             (2.7)
Campground operating expenses                        (8.7)             (9.1)
                                           --------------    --------------
Campground operations contribution                    4.5               4.0
Loss on membership sales                              (.3)              (.3)
Contribution from Resort Parks
 International                                         .5                .6
Other expense, including general and
 administrative, net of other income                 (1.2)             (1.6)
                                           --------------    --------------
Contribution from operations               $          3.5    $          2.7
                                           ==============    ==============

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


                                     September 30,        June 30,
                                         1997               1997
                                    ---------------    --------------
                                       (unaudited)
BALANCE SHEET DATA
Cash and cash equivalents                    $  1.0            $  1.3
Receivables, net                                6.3               7.5
Campground properties                          40.2              42.8
Resort properties                               1.4               1.5
Total assets                                   59.4              63.3
PIK Notes, including deferred gain             31.1              29.4
Borrowings under Credit Agreement               9.2              14.1
Other notes payable                             0.6               0.6
Stockholders equity (deficit)                 (16.2)            (22.2)

   The Company's results improved in the first quarter of fiscal 1998 due primarily to higher gains on asset sales, which were $3.4 million in fiscal 1998 compared with $1.3 million last year, and lower expenses, principally campground operating costs and interest. In addition, $0.9 million of restructuring costs were incurred in the prior period.

   The results for the first quarter of fiscal 1998 include a positive contribution from operations of $3.5 million, up from $2.7 million for the same quarter last year, as restated. For this purpose, the contribution from operations is defined as operating income before interest income and expense, gains on asset sales, restructuring costs, and taxes.

   At the direction of the Staff of the Securities and Exchange Commission, the Company changed its accounting method and now recognizes revenue from the sale of campground memberships that do not convey a deeded interest in real estate on a straight-line basis over the expected life of the memberships sold. To show comparable results, the Company restated its financial statements for the quarter ended September 30, 1996, to reflect this change in accounting method.

The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, which was filed with the Securities and Exchange Commission on November 14, 1997, contains additional financial and other information concerning the Company at and for the three months ended September 30, 1997. See "Available Information" in the Prospectus.

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